Exhibit (a)(12)
RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
Secretary General and
Secretary of the Board of Directors
TELEFÓNICA, S.A.
Further to the Significant Event registered on September 11th, 2008, TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
NOTICE
TELEFÓNICA, S.A. (“TELEFONICA”), through its subsidiary INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA, has furnished the securities market supervisory authorities of Chile and the United States with the prospectuses relating to the tender offer to acquire all of the outstanding shares which it does not currently hold in COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A. (“CTC”), which amount to 55.1% of the share capital of that company (the “Offer”).
As has already been indicated, the Offer is made simultaneously: (i) in Chile, addressed to all holders of shares of series A and shares of series B issued by CTC and listed on the Stock Exchange of Santiago de Chile; and (ii) in the United States, addressed to all holders of shares of series A represented by American Depositary Shares listed on the New York Stock Exchange (NYSE), as well as those holders of shares of series A and B issued by CTC with residence in the United States.
The period for acceptance of the Offer will commence today in both markets and will conclude on the 16th of October 2008, unless this period is extended in accordance with the applicable regulations.
The Prospectuses related to the Offer and other documents of interest related thereto will be available for consultation on the TELEFÓNICA website (www.telefonica.es/accionistaseinversores/).
Madrid, September 17th, 2008.